

Mail Stop 4720

March 18, 2016

Via E-mail
Jerold L. Rexroad
Chief Executive Officer
Carolina Financial Corporation
288 Meeting Street
Charleston, South Carolina 29401

> **Re:** **Carolina Financial Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 4, 2016**
> **File No. 333-209440**

Dear Mr. Rexroad:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2016 letter.

Proposal No. 1 – The Merger

Important Federal Income Tax Consequences, page 46

1. We note your response to comment 7 and the uncertainty as to the tax consequences of the transaction. Please revise this section to provide a discussion of the material tax consequences, supported by the tax opinion required by Item 601(b)(8) and described in comment 2 below. If counsel is not able to provide an unqualified opinion because of the uncertainties, counsel may provide an opinion that is qualified due to the uncertainties

surrounding the continuity of interest. Alternatively, if counsel is not able to provide any opinion, revise your disclosure to state clearly and prominently (i) that counsel is unable to opine on the tax consequences for holders of Congaree common stock and (ii) that because counsel is unable to opine, holders of Congaree common stock should assume, for purposes of deciding how to vote, that the merger will not constitute a reorganization under Section 368(a) of the Code and the sale of the Congaree common stock will constitute a fully taxable sale of common stock by the Congaree shareholders to Carolina Financial. For guidance, please refer to Sections III.C.1, III.C.3 and III.C.4 of Staff Legal Bulletin No. 19 (CF), available on our website.

Exhibit 8.1

2.   A statement that the tax discussion in the registration statement "is accurate in all material respects" is not sufficient to satisfy Item 601(b)(8) of Regulation S-K, which requires an opinion of counsel in the event tax consequences are material. Item 601(b)(8) requires that counsel opine on the tax consequences of the transaction, not the accuracy with which they are described in the registration statement. Please obtain and file a revised opinion in which counsel opines as to the tax consequences. For guidance, please refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19.

Please contact Alexandra M. Ledbetter, Attorney-Adviser, at (202) 551-3419 or me at (202) 551-3338 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: B.T. Atkinson, Esq.
        Nelson Mullins Riley & Scarborough LLP